SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment )*

Elevation Oncology, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

28623U101
(CUSIP Number)

David Pezeshki
venBio Partners, LLC
1700 Owens Street, Suite 595, San Francisco, CA 94158
(415) 800-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28623U101	Page 2 of 12 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,608,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,608,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,608,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.43%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 28623U101	Page 3 of 12 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,608,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,608,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,608,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.43%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 28623U101	Page 4 of 12 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,608,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,608,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,608,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.43%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 28623U101	Page 5 of 12 Pages
1	NAMES OF REPORTING PERSONS
Aaron Royston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,608,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,608,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,608,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.43%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 28623U101	Page 6 of 12 Pages
1	NAMES OF REPORTING PERSONS
Corey Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,608,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,608,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,608,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.43%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 28623U101	Page 7 of 12 Pages
1	NAMES OF REPORTING PERSONS
Robert Adelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,608,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,608,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,608,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.43%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 28623U101	Page 8 of 12 Pages
Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Shares”), of Elevation Oncology, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 888 Seventh Ave., 12th Floor, New York, New York 10106.

Item 2.	Identity and Background

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	venBio Global Strategic Fund III, L.P., a Cayman Islands partnership (the “Fund III”);

ii.	venBio Global Strategic GP III, L.P., a Cayman Islands partnership (the “General Partner III”), which is the sole general partner of Fund III;

iii.	venBio Global Strategic GP III, Ltd., a Cayman Islands company (the “GP Ltd. III”), which is the sole general partner of the General Partner III;

iv.	Aaron Royston, a citizen of the United States of America and a director of the GP Ltd. III;

v.	Robert Adelman, a citizen of the United States of America and a director of the GP Ltd. III; and

vi.	Corey Goodman (together with Aaron Royston and Robert Adelman, the “Directors”), a citizen of the United States of America and a director of the GP Ltd. III.

The principal business address of each Reporting Person is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158. The principal business of Fund III is to make strategic equity and equity-related investments principally in entities operating in the life sciences industry and/or assets relating thereto. The principal business of the General Partner III is to act as the sole general partner of the Fund III. The principal business of the GP Ltd. III is to act as the sole general partner of the General Partner III. The principal business of each of the Directors is to manage the General Partner III and the GP Ltd. III.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 28623U101	Page 9 of 12 Pages
Item 3.	Source and Amount of Funds or Other Consideration

On June 24, 2021, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer in connection with its initial public offering (the “IPO”) was declared effective. The closing of the IPO took place on June 29, 2021 and at such closing Fund III purchased an aggregate of 625,000 Common Shares at the IPO price of $16.00 per share.

Prior to the IPO, in November 2020, Fund III purchased from the Issuer 8,380,034 Series B Convertible Preferred Stock (the “Preferred Stock”) at a price per share of $1.9093.  A total of approximately $15,999,999 was paid by Fund III to acquire the Preferred Stock.  Immediately prior to the closing of the IPO, the each share of Preferred Stock held by Fund III automatically converted into approximately 0.236654 Common Shares.

As a result of the foregoing, upon closing of the IPO, Fund III holds a total of 2,608,167 Common Shares.

The working capital of Fund III was the source of the funds for the Common Shares and the Preferred Stock acquired by Fund III, as reported herein.  No part of the purchase price of the Common Shares and Preferred Stock (together, the “venBio Shares”) was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the venBio Shares. A total of approximately $25,999,999.00, including commissions, was paid by Fund III to acquire the venBio Shares reported herein.

Item 4.	Purpose of Transaction

The response to Item 3 is incorporated by reference herein.

Fund III acquired and holds the Common Shares for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, dispose of the shares of Common Stock that they beneficially own. These dispositions may occur in open market transactions, privately negotiated transactions or through other methods. Additionally, Fund III may distribute the Common Shares that it directly holds to its limited partners.

Richard Gaster, who is a partner of General Partner III, is a director of the Issuer. The Reporting Persons, either directly or indirectly through Mr. Gaster, may engage in discussions from time to time with the Issuer’s board of directors, the Issuer’s management or the Issuer’s other stockholders. These discussions may be with respect to (i) acquiring or disposing Common Shares or other securities of the Issuer (collectively, the “Securities”); (ii) maintaining or changing the Issuer’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions or other methods.

CUSIP No. 28623U101	Page 10 of 12 Pages
Item 5.	Interest in Securities of the Issuer

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 22,822,230 Common Shares outstanding after the IPO, as disclosed in the Issuer’s prospectus filed on June 25, 2021, pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, which is part of the Issuer’s Registration Statement.

Fund III directly holds 2,608,167 Common Shares. As the sole general partner of Fund III, the General Partner III may be deemed to beneficially own the shares held by Fund III and as the sole general partner of the General Partner III, the GP Ltd. III may be deemed to beneficially own the shares held by Fund III. As directors of the GP Ltd. III, each of the Directors may be deemed to beneficially own the shares held by Fund III.

(c) The response to Item 3 is incorporated by reference herein.  Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Common Shares during the past sixty days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 3 and Item 4 is incorporated by reference herein.

Fund III (along with certain other stockholders) is party to an Amended and Restated Investors’ Rights Agreement, dated November 10, 2020 (“the IRA”), with the Issuer.  Pursuant to the terms of the IRA, Fund III and the other parties each is entitled to rights with respect to the registration of its Common Shares under the Securities Act of 1933, as amended (the “Securities Act”), following the IPO.  These rights include (i) demand registration rights, pursuant to which, beginning 180 days after the completion of the IPO, the holders of not less than 50% of the then-outstanding registrable securities may make a request to the Issuer for the registration under the Securities Act of at least 40% of the registrable securities then outstanding if the anticipated aggregate offering price, net of selling expenses, would exceed $10.0 million; (ii) Form S-3 registration rights, pursuant to which the holders of at least 10% of the then-outstanding registrable securities can request that the Issuer register all or part of their Common Shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the Common Shares offered, net of selling expenses, is at least $5.0 million; and (iii) piggyback registration rights, pursuant to which, if the Issuer registers any securities for public sale, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in the registration statement.  The Issuer has agreed to pay all expenses (other than underwriting discounts and selling commissions) incurring in connection with registrations under the IRA.  The IRA registration rights expire on the earliest to occur of (i) the closing of a deemed liquidation event, as defined in the Issuer’s restated certificate of incorporation or (ii) such time after the closing of the IPO as the registerable securities held by Fund III may be sold within any three-month period without restriction pursuant to Rule 144 or a similar exemption under the Securities Act.  The foregoing description of the IRA does not purport to be complete and is qualified in its entirety by reference to the full text of the IRA, which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 28623U101	Page 11 of 12 Pages
Except for the transactions described in this Schedule 13D, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2	Power of Attorney regarding filings under the Act.

Exhibit 99.3
Amended and Restated Investors’ Rights Agreement, dated November 10, 2020 by and among Elevation Oncology, Inc. and certain of its stockholders (incorporated by reference to Exhibit 4.2 to the registration statement on Form S-1 filed by the Issuer with the SEC on June 4, 2021).

CUSIP No. 28623U101	Page 12 of 12 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2021

VENBIO GLOBAL STRATEGIC FUND III, L.P.

By:		VENBIO GLOBAL STRATEGIC GP III, L.P. General Partner

By:		VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

By:		*
Title:		Director
By:		*
Title:		Director
By:		*
Title:		Director

VENBIO GLOBAL STRATEGIC GP III, L.P.

By:		VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

By:		*
Title:		Director
By:		*
Title:		Director
By:		*
Title:		Director

VENBIO GLOBAL STRATEGIC GP III, LTD.

By:		*
Title:		Director
By:		*
Title:		Director
By:		*
Title:		Director
*
Aaron Royston

*
Corey Goodman

*
Robert Adelman

	By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Schedule 13D was executed by David Pezeshki on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 99.2.